March 11, 2016

Via EDGAR and BY HAND

Era Anagnosti,
Legal Branch Chief,
Office of Financial Services,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	New York Community Bancorp, Inc. Registration Statement on
Form S-4 (File No. 333-208649)

Dear Ms. Anagnosti:

This letter, together with Amendment No. 3 (“Amendment No. 3”) to the above-referenced registration statement on Form S-4 (the “Registration Statement”) of New York Community Bancorp, Inc. (“NYCB”) filed today with the Securities and Exchange Commission (the “Commission”) via EDGAR, responds to the letter, dated March 1, 2016, to Joseph R. Ficalora, President and Chief Executive Officer of NYCB, from the staff (the “Staff”) of the Commission regarding the amended Registration Statement, including the joint proxy statement/prospectus contained therein, filed with the Commission on January 29, 2016.

For your convenience, NYCB has reproduced each of the Staff’s comments below and provided its responses below each comment. Capitalized terms used in this letter and not otherwise defined have the meanings assigned to such terms in the Registration Statement.

General

1.	We note that both you and Astoria filed the Form 10-K for the fiscal year ended December 31, 2015, on February 29, 2016, both of which are to be incorporated by reference into this Form S-4. Please note that we are continuing to review these filings and may have comments.

Calculation of Registration Fee

2.	We note that you have revised on the prospectus cover page the estimate maximum number of shares of NYCB common stock that may be issued in the merger. Please revise the fee table accordingly or explain this apparent discrepancy.

Joseph R. Ficalora

New York Community Bancorp, Inc.

March 11, 2016

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please refer to the registration fee table and the prospectus cover page in Amendment No. 3 to the Registration Statement.

Prospectus Cover Page

3.	Please revise your disclosure to briefly describe the depositary shares and their automatic conversion feature, as well as identify the market and trading symbol for the depositary shares to be issued in the merger transaction. Please refer to Item 1 of Form S-4 and Item 501(b) of Regulation S-K.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please refer to the prospectus cover page in Amendment No. 3 to the Registration Statement.

Exhibit Index

4.	Please file the Deposit Agreement as an exhibit to the registration statement.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please refer to Exhibit 4.4 to Amendment No. 3 to the Registration Statement.

Exhibit 5.1

5.	Please direct counsel to revise its enumerated opinion (3) to:

•	State that, when sold, your depositary shares and the depositary receipts evidencing your depositary shares will entitle their holders to the rights specified in your Deposit Agreement;
•	Remove, or narrowly qualify the noted assumptions as they are overly broad and appear to assume material facts underlying the opinion. In this regard, we note that it is inappropriate to assume due authorization and assumption of the deposit agreement by the company, as well as, due authorization and valid issuance of Series B Preferred Stock upon which counsel is opinion in its enumerated opinion (2); and

Joseph R. Ficalora

New York Community Bancorp, Inc.

March 11, 2016

•	Since you are assuming Astoria’s Depositary Agreement which is governed by the laws of the State of New York, expand the laws under which counsel is opining to include the laws of the State of New York.

For guidance, please refer to Section II.B.1.d of Staff Legal Bulletin No. 19.

Response:

Counsel has revised its opinion in response to the Staff’s comment. Please refer to Exhibit 5.1 to Amendment No. 3 to the Registration Statement.

****

Joseph R. Ficalora

New York Community Bancorp, Inc.

March 11, 2016

If you have additional questions or require any additional information with respect to the Registration Statement or this letter, please do not hesitate to contact me at (516) 683-4570 or r.patrick.quinn@mynycb.com or Jared M. Fishman at (212) 558-1689 or fishmanj@sullcrom.com.

Sincerely,

/s/ R. Patrick Quinn
R. Patrick Quinn, Esq.

cc:	Joseph R. Ficalora
(New York Community Bancorp, Inc.)

H. Rodgin Cohen, Esq.
Mark J. Menting, Esq.
Jared M. Fishman , Esq.
(Sullivan & Cromwell LLP)

Edward D. Herlihy, Esq.
Matthew M. Guest, Esq.
(Wachtell, Lipton, Rosen & Katz)